09057521

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-52658

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **01/01/08** (MM/DD/YY) AND ENDING **12/31/08** (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER: **Blackmont Capital Corp**

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

BCE Place, 181 Bay Street, Suite 900, P.O. Box 779,
(No. and Street)

Toronto (City) **Ontario** (State) **M5J 2T3** (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Mr. James Lexovsky **(416) 814-7895**
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst & Young LLP
(Name – if individual, state last, first, middle name)

Ernst & Young Tower, P.O. Box 251,
222 Bay Street (Address) **Toronto** (City) **Ontario** (State) **M5K 1J7** (Zip Code)

SEC Mail Processing Section
FEB 25 2009
Washington, DC
101

CHECK ONE:

- ☐ **Certified Public Accountant**
- ☐ **Public Accountant**
- ☒ **Accountant not resident in United States or any of its possessions.**

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

TABLE OF CONTENTS

This report contains (check all applicable boxes):

AFFIRMATION

I affirm that, to the best of my knowledge and belief, the accompanying financial statements and supplemental schedules pertaining to Blackmont Capital Corporation for the year ended December 31, 2008, are true and correct. I further affirm that neither the Company nor any officer or director has any proprietary interest in any account classified solely as that of a customer.

James Lexovsky
Chief Financial Officer

February 24, 2009
Date

Subscribed and sworn to before me,
On this 24th day of February 2009

Notary Public

Financial Statements and Supplemental Information
[Expressed in U.S. dollars]

Blackmont Capital Corp.

December 31, 2008

With

Report And Supplementary Report
Of Independent Registered Public Accounting Firm

ERNST & YOUNG
Quality In Everything We Do

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholder of
Blackmont Capital Corp.

We have audited the accompanying statement of financial condition of **Blackmont Capital Corp.** as of December 31, 2008 and the related statements of income and other comprehensive income, changes in stockholder's equity, changes in liabilities subordinated to claims of general creditors and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. Our audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of **Blackmont Capital Corp.** at December 31, 2008 and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, II and III is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Ernst + Young LLP

Chartered Accountants
Licensed Public Accountants

Toronto, Canada,
February 18, 2009.

Blackmont Capital Corp.

STATEMENT OF FINANCIAL CONDITION

[Expressed in U.S. dollars]

As at December 31

	2008
	$
ASSETS	
Cash and cash equivalents	**2,729,450**
Restricted cash *[note 3]*	**118,784**
Due from clearing broker	**71,261**
Current income taxes receivable	**338,629**
Prepaid expenses	**44,854**
	3,302,978
LIABILITIES AND STOCKHOLDER'S EQUITY	
Liabilities	
Accounts payable	**61,866**
Due to parent *[note 4]*	**158,626**
Subordinated loans *[note 5]*	**1,350,000**
Total liabilities	**1,570,492**
Stockholder's equity	
Capital stock	
Authorized, issued and outstanding	
250,000 common shares	**250,000**
Retained earnings	**1,528,832**
Accumulated other comprehensive loss	**(46,346)**
Total stockholder's equity	**1,732,486**
	3,302,978

See accompanying notes which are an integral part of these financial statements

On behalf of the Board:

Director

Blackmont Capital Corp.

STATEMENT OF INCOME AND OTHER COMPREHENSIVE INCOME

[Expressed in U.S. dollars]

Year ended December 31

	2008 $
REVENUE	
Commission	**2,421,365**
Interest	**50,003**
	2,471,368
EXPENSES	
Compensation and benefits	**1,221,940**
Management fees *[note 4]*	**340,000**
Brokerage, clearing and exchange fees	**221,310**
Interest on subordinated loans *[note 4]*	**94,500**
Professional services	**30,000**
Business development	**3,721**
Communications and technology	**6,975**
Other	**61,359**
	1,979,805
Income before income taxes	**491,563**
Provision for income taxes *[note 8]*	**168,202**
Net income for the year	**323,361**
OTHER COMPREHENSIVE INCOME	
Net change in unrealized gains on foreign currency translation	**6,684**
Net income and other comprehensive income for the year	**330,045**

See accompanying notes which are an integral part of these financial statements

Blackmont Capital Corp.

STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY

[Expressed in U.S. dollars]

Year ended December 31

	2008
	$
CAPITAL STOCK	
Balance, beginning and end of year	**250,000**
RETAINED EARNINGS	
Balance, beginning of year	**1,205,471**
Net income for the year	**323,361**
Balance, end of year	**1,528,832**
ACCUMULATED OTHER COMPREHENSIVE INCOME (LOSS)	
Balance, beginning of year	**(53,030)**
Other comprehensive income for the year	**6,684**
Balance, end of year	**(46,346)**
Total stockholder's equity	**1,732,486**

See accompanying notes which are an integral part of these financial statements

Blackmont Capital Corp.

STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS

[Expressed in U.S. dollars]

Year ended December 31

	2008
	$
Balance, beginning and end of year	1,350,000

See accompanying notes which are an integral part of these financial statements

Blackmont Capital Corp.

STATEMENT OF CASH FLOWS

[Expressed in U.S. dollars]

Year ended December 31

	2008
	$
OPERATING ACTIVITIES	
Net income for the year	323,361
Adjustments to reconcile net income to net cash provided by operating activities:	
Increase in restricted cash *[note 3]*	(118,784)
Decrease in due from brokers and dealers	2,493,999
Increase in due from clearing broker	(212)
Increase in income taxes receivable	(338,629)
Decrease in prepaid expenses	41,037
Decrease in due to customers	(2,493,999)
Decrease in income taxes payable	(410,578)
Decrease in accounts payable	30,060
Decrease in due from customers	502,737
Increase in due to parent	356,362
Decrease in due to brokers and dealers	(502,737)
Net cash used by operating activities	(117,383)
Effect of foreign exchange on cash balances	6,684
Net decrease in cash and cash equivalents during the year	(110,699)
Cash and cash equivalents, beginning of year	2,840,149
Cash and cash equivalents, end of year	2,729,450
Supplemental cash flow information	
Interest paid	94,500
Income taxes paid	917,409

See accompanying notes which are an integral part of these financial statements

NOTES TO FINANCIAL STATEMENTS

[Expressed in U.S. dollars]

December 31, 2008

1. NATURE OF OPERATIONS

Blackmont Capital Corp. [the "Company"] was incorporated on March 3, 2000 under the provisions of the Ontario Business Corporations Act and commenced operations on March 1, 2001. The Company is registered as a broker-dealer with the Securities and Exchange Commission and is a member of the Financial Industry Regulatory Authority ["FINRA"]. The Company's primary source of revenue is commission income for securities trade execution for U.S. resident clients.

The Company is a wholly owned subsidiary of Blackmont Capital Inc. ["BCI"], a Canadian-owned investment dealer and is a member of the Investment Industry Regulatory Organization of Canada ["IIROC"]. The Company clears all transactions for institutional clients with its parent. The Company clears all transactions for its retail clients through Pershing LLC. Accordingly, the Company does not hold customer securities or perform custodial functions relating to customer accounts.

2. SIGNIFICANT ACCOUNTING POLICIES

These financial statements have been prepared in conformity with accounting principles generally accepted in the United States. The significant accounting policies are as follows:

Cash and cash equivalents

Cash and cash equivalents consist of cash on deposit and short-term interest bearing notes and treasury bills with a term to maturity of less than three months from the date of purchase.

Securities transactions

Customers' securities transactions are recorded on a settlement-date basis, with related commission income and expenses recorded on a trade-date basis.

Income taxes

The Company's tax provision is composed only of Canadian tax expense and is in accordance with the Statement of Financial Accounting Standards No. 109, *Accounting for Income Taxes*. The Company uses the asset and liability method in accounting for income taxes on all transactions that have been recognized in the financial statements. The asset and liability method requires that deferred income taxes be adjusted to reflect the tax rates at which future taxable amounts will be settled or realized. The effects of tax rate changes on deferred tax assets and liabilities, as well as other changes in income tax laws, are recognized in net income in the year such changes are

enacted. Valuation allowances are established when necessary to reduce deferred tax assets to the amounts expected to be realized.

Use of estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Translation of foreign currencies

These financial statements have been expressed in U.S. dollars. Certain revenue and expenses were incurred by the Company in Canadian dollars. These have been converted into U.S. dollars using the U.S. exchange rate on the transaction date. Assets and liabilities denominated in Canadian dollars have been converted into U.S. dollars using the exchange rate prevailing as at December 31, 2008. Gains or losses resulting from foreign currency translations are included in other comprehensive income for the year.

Fair values

Effective January 1, 2008, the Company adopted Financial Accounting Standards Board ["FASB"] Statement No. 157, *Fair Value Measurements*. FASB Statement No. 157 defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB Statement No. 157, are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

- Level 1 inputs are quoted prices unadjusted in active markets for identical assets or liabilities the Company has the ability to access.
- Level 2 inputs are inputs other than quoted prices included within level 1 that are observable for the asset or liability, either directly or indirectly.
- Level 3 inputs are unobservable inputs for the asset or liability and rely on management's own assumptions about the assumptions that market participants would use in pricing the asset or liability. The unobservable inputs should be developed based on the best information available in the circumstances and may include the Company's own data.

The valuation of the Company's financial assets and liabilities meet the definition of level 1 inputs and as such there was no material impact upon adoption of FASB Statement No. 157.

Future accounting pronouncements

The Hierarchy of U.S. Generally Accepted Accounting Principles

FASB Statement No. 162, *The Hierarchy of Generally Accepted Accounting Principles*, identifies the sources of accounting principles and provides a GAAP hierarchy for selecting the principles to be used in the preparation of financial statements that are presented in conformity with U.S. GAAP. The effective date for the standard is yet to be determined. The Company is in the process of assessing the impact of this standard on the Company's financial statements.

3. RESTRICTED CASH

Included in cash and cash equivalents is cash on deposit of $118,784 which is segregated in a special reserve bank account for the exclusive benefit of clients under Rule 15c3-3 of the Securities and Exchange Commission.

[Expressed in U.S. dollars]

4. RELATED PARTY TRANSACTIONS

The Company has a balance in its clearing account with its parent in the amount of $158,626 which relates to commission payouts, management fees, and subordinated loan interest owing as at December 31, 2008.

The Company has entered into an arrangement with its parent whereby the parent will perform certain securities execution activities and record-keeping services as agent for the Company. The parent charged the Company a management fee of $340,000 for this service for the year ended December 31, 2008.

The Company incurred $94,500 in interest on the subordinated loans *[note 5]* provided by its parent as at December 31, 2008.

5. SUBORDINATED LOANS

The subordinated loans aggregating $1,350,000 have been approved by FINRA, and bear interest at 7% annually. One subordinated loan of $150,000 is not repayable before November 30, 2011, a second loan of $600,000 is not repayable before September 30, 2011 and the third loan of $600,000 is not repayable before August 31, 2010. The loans have been subordinated to the claims of the general creditors and repayments of the subordinated loans are subject to the approval of FINRA.

6. REGULATORY NET CAPITAL REQUIREMENT

As a registered broker-dealer, the Company is subject to the net capital rule of the Securities and Exchange Commission [Rule 15c3-1]. The Company computes its net capital requirement under the alternative method provided for in Rule 15c3-1, which requires that the Company maintain net capital equal to the greater of 2% of aggregate customer-related debit items, as defined, or $250,000. As at December 31, 2008, the Company had net capital of $2,686,241 which was $2,436,241 in excess of the required net capital of $250,000.

7. FINANCIAL INSTRUMENTS

Fair value

The fair values of the Company's financial assets and liabilities which qualify as financial instruments approximate their carrying values due to their short-term nature or imminent maturity.

Interest rate risk

Interest rate risk arises from the possibility that changes in interest rates will affect the value of financial instruments. The Company is not exposed to significant interest rate risk as the cash equivalents are short-term in nature.

Credit risk

In the normal course of business, the Company settles various client transactions through Pershing LLC and its parent. To the extent that clients or counterparties fail to satisfy their obligations relating to these transactions, the Company is exposed to credit risk. In these situations, the Company may be required to purchase or sell financial instruments at unfavourable market prices. The Company's most significant credit risk at December 31, 2008 is with Pershing LLC and Canada Revenue Agency.

8. INCOME TAXES

The Company's effective tax rate increased from its statutory tax rates due to taxable realized gains on translation of its U.S. dollar T-Bills, when measured in the tax reporting currency, and decreases due to the Company's elective tax filing position in the current year to deduct past years realized translation losses.

Blackmont Capital Corp. **Schedule I**

COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION

[Expressed in U.S. dollars]

As at December 31

	2008 $
Total stockholder's equity	**1,732,486**
Subordinated loans	**1,350,000**
Total capital and subordinated loans	**3,082,486**
Deduction for	
Total non-allowable assets	**383,483**
Foreign currency haircut	**12,762**
Net capital	**2,686,241**
Computation of net capital requirement	
Greater of $250,000 or 2% of aggregate debit items, as defined	**250,000**
Excess net capital	**2,436,241**

RECONCILIATION OF AUDITED NET CAPITAL

	2008 $
Net capital as reported in December 31, 2008 unaudited FOCUS Part II A Report	**2,720,141**
Adjustment for correction of accrued payables	**(33,900)**
Net capital per audited computation above	**2,686,241**

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS PURSUANT TO RULE 15c3-3

[Expressed in U.S. dollars]

As at December 31

	2008
	$
Credit balances	
Free credit balance and other credit balances in customers' security accounts	—
Customers' securities failed to receive, including credit balances in continuous net settlement accounts	—
	—
Debit balances	
Debit balances in customers' cash and margin accounts	—
Failed to deliver of customers' securities not older than 30 calendar days	—
Aggregate debit items	—
Less 3% of debit items	—
	—
Reserve computation	
Excess of total credits over total debits	—
Amount of cash held on deposit in "special account for the exclusive benefit of customers"	118,784
Reserve deficiency	—

Note: There are no material differences between the amounts presented above and the amounts presented in the Company's December 31, unaudited FOCUS Part II A Report.

INFORMATION FOR POSSESSION OR CONTROL REQUIREMENTS UNDER 15c3-3

[Expressed in U.S. dollars]

As at December 31, 2008

Market Value of Number of Items of:

1. Customers' fully paid securities and excess margin securities not in the respondent's possession or control as of the report date (for which instructions to reduce possession or control had been issued as of the report date) but for which the required action was not taken by respondent within the time frames specified under Rule 15c3-3. Notes A and B	-
A. Number of items	-
2. Customers' fully paid securities and excess margin securities for which instructions to reduce to possession or control had not been issued as of the report date, excluding items arising from "temporary lags which result from normal business operations" as permitted under Rule 15c3-3. Notes B, C and D.	-
A. Number of items	-
3. The system and procedures utilized in complying with the requirement to maintain physical possession or control of customers' fully paid and excess margin securities have been tested and are functioning in a manner adequate to fulfill the requirements of Rule 15c3-3.	Yes

SUPPLEMENTAL INFORMATION

SUPPLEMENTARY REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON INTERNAL CONTROL

The Board of Directors
Blackmont Capital Corp.

In planning and performing our audit of the financial statements of **Blackmont Capital Corp.** [the "Company"], as of and for the year ended December 31, 2008, in accordance with auditing standards generally accepted in the United States, we considered its internal control over financial reporting ["internal control"] as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission ["SEC"], we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g), in the following:

1. Making the periodic computations of aggregate indebtedness [or aggregate debits] and net capital under Rule 17a-3(a)(11) and the reserve required by Rule 15c3-3(e).

2. Making the quarterly securities examinations, counts, verifications and comparisons and the recordation of differences required by Rule 17a-13.

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

4. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2008, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, FINRA, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers and is not intended to be and should not be used by anyone other than these specified parties.

Ernst & Young LLP

Toronto, Canada,
February 18, 2009.

Chartered Accountants
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